EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-XXXXX) and related Prospectus of Saul Centers, Inc. for the registration of $1,400,000 preferred stock and depositary shares and to the incorporation by reference therein of our report dated February 26, 2008, with respect to the consolidated financial statements and schedule of Saul Centers, Inc., and the effectiveness of internal control over financial reporting of Saul Centers, Inc., for the year ended December 31, 2007 included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/S/ ERNST & YOUNG LLP

McLean, Virginia

February 26, 2008